FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2026
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

This current report on Form 6-K is incorporated by reference into Banco Santander, S.A.’s Registration Statement No. 333-294235 on Form F-4, including the prospectus forming a part of such registration statement, and shall be deemed to be a part thereof from the date on which this current report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Part 1. Interim unaudited consolidated financial statements	3

Interim condensed consolidated financial statements
5	Condensed consolidated balance sheet

7	Condensed consolidated income statements

8	Condensed consolidated statements of recognised income and expense

9	Condensed consolidated statements of changes in total equity

11	Condensed consolidated statements of cash flows

Explanatory notes to the interim condensed consolidated financial statements
12	Note 1: Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
15	Note 2: Grupo Santander
16	Note 3: Shareholder remuneration system and earnings per share
17	Note 4: Remuneration and other benefits paid to Banco Santander's directors and senior managers
19	Note 5: Financial assets
22	Note 6: Non-current assets held for sale and liabilities associated with non-current assets held for sale
25	Note 7: Tangible assets
25	Note 8: Intangible assets
26	Note 9: Financial liabilities
28	Note 10: Provisions
34	Note 11: Equity
37	Note 12: Segment information (primary segment)
39	Note 13: Related parties
42	Note 14: Off-balance-sheet exposures
42	Note 15: Average headcount and number of branches
43	Note 16: Other disclosures
54	Note 17: Explanation added for translation to English

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 31 MARCH 2026 AND 31 DECEMBER 2025
(EUR million)

ASSETS	Note	31-03-2026	31-12-2025 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		137,316	152,281

FINANCIAL ASSETS HELD FOR TRADING	5	281,944	252,318
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	7,695	7,761
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	8,010	8,046
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	74,069	74,612
FINANCIAL ASSETS AT AMORTISED COST	5	1,249,000	1,202,689
HEDGING DERIVATIVES		3,744	3,931

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		(888)	50

INVESTMENTS		7,648	7,052
Joint venture entities		2,021	1,956
Associated entities		5,627	5,096

ASSETS UNDER REINSURANCE CONTRACTS		236	223

TANGIBLE ASSETS	7	26,750	27,438
Property, plant and equipment		25,755	26,416
For own-use		11,748	11,663
Leased out under an operating lease		14,007	14,753
Investment properties		995	1,022
Of which : Leased out under an operating lease		801	860
INTANGIBLE ASSETS	8	17,527	17,308
Goodwill		12,252	11,958
Other intangible assets		5,275	5,350

TAX ASSETS		29,374	30,076
Current tax assets		9,721	11,132
Deferred tax assets		19,653	18,944

OTHER ASSETS		11,345	8,719
Insurance contracts linked to pensions		65	67
Inventories		7	7
Other		11,273	8,645

NON-CURRENT ASSETS HELD FOR SALE	6	2,855	75,011
TOTAL ASSETS		1,856,625	1,867,515
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 31 March 2026.

January - March 2026	5

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 31 MARCH 2026 AND 31 DECEMBER 2025
(EUR million)

LIABILITIES	Note	31-03-2026	31-12-2025 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	9	195,949	171,546
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (**)	9	39,623	42,148
FINANCIAL LIABILITIES AT AMORTISED COST	9	1,453,068	1,421,184
HEDGING DERIVATIVES		4,061	4,248
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(76)	49
LIABILITIES UNDER INSURANCE CONTRACTS		18,556	18,737
PROVISIONS		8,769	8,355
Pension and other post-retirement obligations	10	1,656	1,656
Other long term employee benefits	10	928	993
Taxes and other legal contingencies	10	3,183	2,989
Contingent liabilities and commitments	14	764	713
Other provisions	10	2,238	2,004
TAX LIABILITIES		9,695	9,568
Current tax liabilities		3,916	3,664
Deferred tax liabilities		5,779	5,904
OTHER LIABILITIES		14,432	15,937
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	6	—	62,995
TOTAL LIABILITIES		1,744,077	1,754,767
SHAREHOLDERS´ EQUITY		141,113	141,144
CAPITAL	11	7,345	7,345
Called up paid capital		7,345	7,345
Unpaid capital which has been called up		—	—
SHARE PREMIUM		36,792	36,792
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		—	—
Equity component of the compound financial instrument		—	—
Other equity instruments issued		—	—
OTHER EQUITY		337	273
ACCUMULATED RETAINED EARNINGS		102,483	91,959
REVALUATION RESERVES		—	—
OTHER RESERVES		(8,620)	(7,532)
(-) OWN SHARES		(2,679)	(96)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	5,455	14,101
(-) INTERIM DIVIDENDS		—	(1,698)
OTHER COMPREHENSIVE INCOME (LOSS)	11	(35,088)	(37,974)
Items not reclassified to profit or loss		(3,226)	(4,121)
Items that may be reclassified to profit or loss		(31,862)	(33,853)
NON-CONTROLLING INTEREST	6	6,523	9,578
Other comprehensive income		(2,005)	(1,947)
Other items		8,528	11,525
TOTAL EQUITY		112,548	112,748
TOTAL LIABILITIES AND EQUITY		1,856,625	1,867,515
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		310,549	321,234
Financial guarantees granted		17,277	17,449
Other commitments granted		158,449	148,118
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 31 March 2026.

6	January - March 2026

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2026 AND 2025

(EUR million)		(Debit) / Credit
	Note	01-01-2026 to 31-03-2026	01-01-2025 to 31-03-2025 (*)
Interest income		25,252	25,908
Financial assets at fair value through other comprehensive income		1,582	1,434
Financial assets at amortised cost		18,976	19,494
Other interest income		4,694	4,980
Interest expense		(14,233)	(15,287)
Interest income/ (charges)		11,019	10,621
Dividend income		90	88
Income from companies accounted for using the equity method		313	161
Commission income		4,543	4,317
Commission expense		(1,186)	(1,118)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		61	(4)
Financial assets at amortised cost		25	(5)
Other financial assets and liabilities		36	1
Gain or losses on financial assets and liabilities held for trading, net		81	370
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		81	370
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		16	495
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		16	495
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		496	(33)
Gain or losses from hedge accounting, net		38	(44)
Exchange differences, net		(41)	(116)
Other operating income (**)		312	451
Other operating expenses		(628)	(618)
Income from insurance and reinsurance contracts		120	123
Expenses from insurance and reinsurance contracts		(94)	(114)
Total income		15,140	14,579
Administrative expenses		(5,302)	(5,451)
Staff costs		(3,379)	(3,409)
Other general and administrative expenses		(1,923)	(2,042)
Depreciation and amortisation cost		(828)	(822)
Provisions or reversal of provisions, net		(765)	(456)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications		(3,198)	(3,077)
Financial assets at fair value through other comprehensive income		(11)	(34)
Financial assets at amortised cost	5	(3,187)	(3,043)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(22)	(102)
Tangible assets		(13)	(80)
Intangible assets		(4)	(19)
Others		(5)	(3)
Gain or losses on non financial assets and investments, net		13	2
Negative goodwill recognised in results		—	23
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(9)	(7)
Operating profit/(loss) before tax		5,029	4,689
Tax expense or income from continuing operations		(1,250)	(1,324)
Profit/(loss) for the period from continuing operations		3,779	3,365
Profit/( loss) after tax from discontinued operations		1,895	376
Profit/(loss) for the period		5,674	3,741
Profit attributable to non-controlling interests		219	339
Profit/(loss) attributable to the parent		5,455	3,402
Earnings/(losses) per share	3
Basic		0.36	0.21
Diluted		0.36	0.21
(*) Presented for comparison purposes only (see Note 1.e).
(**) Includes EUR -214 million at 31 March 2026 (EUR -125 million at 31 March 2025) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the three-month period ended 31 March 2026.

January - March 2026	7

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2026 AND 2025
(EUR million)

		(Debit) / Credit
	Note	01-01-2026 to 31-03-2026	01-01-2025 to 31-03-2025 (*)
CONSOLIDATED PROFIT/(LOSS) FOR THE PERIOD		5,674	3,741
OTHER RECOGNISED INCOME AND EXPENSE		1,979	240
Items that will not be reclassified to profit or loss	11	(53)	233
Actuarial gains and losses on defined benefit pension plans		26	91
Non-current assets held for sale		—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		—	2
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(27)	220
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		25	(26)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		(25)	26
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(57)	(62)
Income tax relating to items that will not be reclassified		5	(18)
Items that may be reclassified to profit or loss	11	2,032	7
Hedges of net investments in foreign operations (effective portion)	11	(387)	(45)
Revaluation gains (losses)		(387)	(45)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences	11	2,388	(305)
Revaluation gains (losses)		2,388	(305)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Cash flow hedges (effective portion)		(717)	442
Revaluation gains (losses)		(604)	(37)
Amounts transferred to income statement		(113)	479
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedging instruments (items not designated)		21	—
Revaluation gains (losses)		23	—
Amounts transferred to income statement		(2)	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		(221)	103
Revaluation gains (losses)		(211)	68
Amounts transferred to income statement		(10)	35
Other reclassifications		—	—
Non-current assets held for sale		558	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		558	—
Other reclassifications		—	—
Share of other recognised income and expense of investments		67	(4)
Income tax relating to items that may be reclassified to profit or loss		323	(184)
Total recognised income and expenses for the year		7,653	3,981
Attributable to non-controlling interests		255	451
Attributable to the parent		7,398	3,530
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the three-month period ended 31 March 2026.

8	January - March 2026

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2026 AND 2025
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2025 (*)	7,345	36,792	—	273	91,959	—	(7,532)	(96)	14,101	(1,698)	(37,974)	(1,947)	11,525	112,748
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2026 (*)	7,345	36,792	—	273	91,959	—	(7,532)	(96)	14,101	(1,698)	(37,974)	(1,947)	11,525	112,748
Total recognised income and expense	—	—	—	—	—	—	—	—	5,455	—	1,943	36	219	7,653
Other changes in equity	—	—	—	64	10,524	—	(1,088)	(2,583)	(14,101)	1,698	943	(94)	(3,216)	(7,853)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(1,821)	—	—	—	—	—	—	—	(81)	(1,902)
Purchase of equity instruments	—	—	—	—	—	—	—	(3,050)	—	—	—	—	—	(3,050)
Disposal of equity instruments	—	—	—	—	—	—	9	467	—	—	—	—	—	476
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	12,345	—	(885)	—	(14,101)	1,698	943	(94)	94	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(3,274)	(3,274)
Share-based payment	—	—	—	(76)	—	—	—	—	—	—	—	—	—	(76)
Others increases or (-) decreases of the equity	—	—	—	140	—	—	(212)	—	—	—	—	—	45	(27)
Balance as at 31-03-2026	7,345	36,792	—	337	102,483	—	(8,620)	(2,679)	5,455	—	(35,088)	(2,005)	8,528	112,548
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2026.

January - March 2026	9

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2026 AND 2025
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2024 (*)	7,576	40,079	—	217	82,326	—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2025 (*)	7,576	40,079	—	217	82,326	—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
Total recognised income and expense	—	—	—	—	—	—	—	—	3,402	—	128	112	339	3,981
Other changes in equity	—	—	—	(2)	12,545	—	(474)	(529)	(12,574)	—	288	20	(68)	(794)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	—	—	(54)	(54)
Purchase of equity instruments	—	—	—	—	—	—	—	(859)	—	—	—	—	—	(859)
Disposal of equity instruments	—	—	—	—	—	—	6	330	—	—	—	—	—	336
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	12,545	—	(259)	—	(12,574)	—	288	20	(20)	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	1	1
Share-based payment	—	—	—	(5)	—	—	—	—	—	—	—	—	—	(5)
Others increases or (-) decreases of the equity	—	—	—	3	—	—	(221)	—	—	—	—	—	5	(213)
Balance as at 31-03-2025 (*)	7,576	40,079	—	215	94,871	—	(6,450)	(597)	3,402	(1,532)	(36,179)	(1,888)	11,017	110,514
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2026.

10	January - March 2026

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2026 AND 2025
(EUR million)

	Note	31-03-2026	31-03-2025 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		(18,697)	(18,114)
Profit/(loss) for the period		5,674	3,741
Adjustments made to obtain the cash flows from operating activities		5,271	8,125
Depreciation and amortisation cost		828	822
Other adjustments		4,443	7,303
Net increase/(decrease) in operating assets		61,842	41,094
Financial assets held-for-trading		26,277	12,730
Non-trading financial assets mandatorily at fair value through profit or loss		(144)	(342)
Financial assets at fair value through profit or loss		(45)	43
Financial assets at fair value through other comprehensive income		(2,463)	4,873
Financial assets at amortised cost		36,756	23,629
Other operating assets		1,461	161
Net increase/(decrease) in operating liabilities		31,776	10,602
Financial liabilities held-for-trading		22,952	12,773
Financial liabilities designated at fair value through profit or loss		(2,680)	(526)
Financial liabilities at amortised cost		14,684	(449)
Other operating liabilities		(3,180)	(1,196)
Income tax recovered/(paid)		424	512
B. CASH FLOWS FROM INVESTING ACTIVITIES		4,437	(521)
Payments		4,022	2,550
Tangible assets	7	1,012	1,970
Intangible assets		249	359
Investments		207	34
Subsidiaries and other business units	2	—	187
Non-current assets held for sale and associated liabilities		2,554	—
Other payments related to investing activities		—	—
Proceeds		8,459	2,029
Tangible assets	7	1,274	1,695
Intangible assets		—	—
Investments		31	56
Subsidiaries and other business units		—	53
Non-current assets held for sale and associated liabilities	6	7,154	225
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(4,135)	(3,914)
Payments		4,765	4,628
Dividends	3	—	—
Subordinated liabilities		1,480	3,467
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		3,050	859
Other payments related to financing activities		235	302
Proceeds		630	714
Subordinated liabilities		147	346
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		480	338
Other proceeds related to financing activities		3	30
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		915	(2,711)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(17,480)	(25,260)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		154,796	192,208
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		137,316	166,948
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		7,230	7,685
Cash equivalents at central banks		119,464	147,820
Other financial assets		10,622	11,443
Less: Bank overdrafts refundable on demand			—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		137,316	166,948
In which: restricted cash		—	—
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the three-month period ended 31 March 2026.

January - March 2026	11

Banco Santander, S.A. and Companies composing Grupo Santander

Explanatory notes to the interim condensed consolidated financial statements for the three-month period ended 31 March 2026.
1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)    Introduction
Banco Santander, S.A. ('the parent' or 'Banco Santander') is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9 -12, Santander.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'The Group').
Grupo Santander's interim condensed consolidated financial statements ('interim financial statements') for the three-month period ended 31 March 2026 were authorised and approved by Grupo Santander's directors at the board of directors meeting held on 28 April 2026. Grupo Santander's consolidated annual accounts for year 2025 were approved by shareholders at Banco Santander annual general meeting on 27 March 2026.
b)    Basis of presentation of the interim financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS'). In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, and subsequent changes, on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
The consolidated annual accounts for 2025 were authorised at the board of directors meeting on 24 February 2026 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly Grupo Santander’s consolidated equity and consolidated financial position at 31 December 2025 and the consolidated results of its operations, and the consolidated cash flows in 2025. The aforementioned consolidated annual accounts, which were updated taking into account the changes described later in this section and in Note 12, are included in Grupo Santander’s Form 6-K filed with the U.S. Securities and Exchange Commission on 1 April 2026, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB', and together with EU-IFRS, 'IFRS').
These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, for the preparation of interim financial statements and contains disclosures relating to the first three months of 2026.
In accordance with IAS 34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the first three months, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRS and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with Grupo Santander’s consolidated annual accounts for the year ended 31 December 2025, which are included in Grupo Santander’s Form 6-K filed with the U.S. Securities and Exchange Commission on 1 April 2026.
Grupo Santander policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2025. As indicated in that note, for practical reasons, the balance sheet amounts has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of Grupo Santander.

12	January - March 2026

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2025 including the following accounting standards with an effective application date 1 January 2026, which are detailed below:
•Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures: (i) amendments to classification and measurement requirements related to the assessment of contractual cash flows of certain financial assets (with ESG characteristics, non-recourse or contractually linked); (ii) an accounting policy option for the derecognition of financial liabilities settled through an electronic payment system is included; (iii) the disclosure requirements related to equity instruments designated at fair value through other comprehensive income are amended; (iv) disclosure requirements are included for financial instruments with contingent characteristics that may modify their contractual cash flows.
•Amendments to IFRS 9 and IFRS 7 - Nature-dependent electricity contracts for electricity contracts dependent on energy sources and susceptible to variations due to uncontrollable factors, such as weather conditions, this modification: (i) clarifies the application of the 'own use' requirements; (ii) allows hedge accounting if these contracts were used as hedging instruments; and, (iii) adds new filing requirements for greater clarity on the impact of these contracts.
•Amendments to IFRS Improvement Cycle: introduces minor amendments, effective from 1 January 2026, to the following standards:
◦IFRS 1 First-time Adoption of International Financial Reporting Standards, for hedge accounting in first adoption.
◦IFRS 7 Financial Instruments: Disclosures: updated references and alignment with IFRS 13, as well as clarifications in the Implementation Guidance.
◦IFRS 9 Financial Instruments: amendment to apply derecognition criteria to lease liabilities recorded by the lessee and replacement of the term 'transaction price' with 'the amount determined in accordance with IFRS 15'.
◦IFRS10 Consolidated Financial Statements: Determining a 'de facto agent'.
◦IAS 7 Statement of Cashflows: replacing the term 'cost method' with 'cost'.
The aforementioned accounting standards and modifications have not had a significant effect on Grupo Santander’s financial statements.
All accounting policies and measurement bases with a material effect on the interim financial statements for 31 March 2026 were applied in their preparation.
In addition, the Group has implemented a change in the presentation of certain charges in the consolidated income statement. As from the current period, such charges—mainly levies and other expenses—are reported under “Other operating expenses” rather than under “Other provisions”.
By the time of the preparation of these interim financial statements, there are no standards pending adoption by the European Union for the current exercise by the IASB with an effective date of 1 January 2026.
c)     Use of critical estimates
The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of Banco Santander in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2025, except for those indicated in these interim financial statements due to the accounting standards and modifications that have come into effect during the first three months of the year 2026.
The interim financial statements contain estimates made by the senior management of Banco Santander and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported in the consolidated entities. These estimates, which were made on the basis of the best information available, relate mainly to the following:
•The income tax expense, which is recognised in interim periods based on the best estimate of the weighted average tax rate expected by Grupo Santander for the full financial year;
•The impairment losses on certain assets – financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;
•The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
•The useful life of the tangible and intangible assets;
•The measurement of goodwill impairment arising on consolidation;
•The calculation of provisions and the consideration of contingent liabilities;
•The fair value of certain unquoted assets and liabilities;

January - March 2026	13

•The recoverability of deferred tax assets;
•The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3; and
•The measurement of assets under reinsurance contracts and liabilities under insurance contracts.
To update the previous estimates, the Group's management has taken into account the current macroeconomic scenario, characterized by persistent geopolitical tensions and changing financial conditions, as well as the evolution of monetary and fiscal policies in major economies. The analysis also considers developments in interest rates, credit spreads, and currency movements, along with labor market trends in the geographies where the Group operates.
The Group's management has evaluated in particular the uncertainties caused by the current environment in relation to credit risk, maintaining active oversight of clients in geographies and sectors more exposed to international trade tensions, global geopolitical uncertainty and the impact of public debt containment policies or fiscal stimulus measures, liquidity and market risks, taking into account the best available information, to estimate the impact on the credit portfolio's impairment provision, and in the debt instruments' interest rates and valuation.
During the three-month period ended on 31 March 2026, there were no additional significant changes to the estimates made at the end of the 2025 financial year, other than those indicated in these interim financial statements.
d)    Contingent assets and liabilities
Note 25 to Grupo Santander's consolidated annual accounts for the year ended 31 December 2025 includes information on the contingent assets and liabilities at that date. There were no significant changes in Grupo Santander's contingent assets and liabilities from 31 December 2025 to the date of formal preparation of these interim financial statements.
e)   Comparative information
The information for the year 2025 contained in these interim financial statements is only presented for comparison purposes with the information relating to the three-month period ended 31 March 2026.
The information in the interim income statement for the first three months of 2025 has been restated, as a result of the sale of Santander Bank Polska, S.A. by Grupo Santander, as required by IFRS 5 (see Notes 2 and 6). The profit for the first three months of fiscal year 2025 was recorded in the section 'Profit (loss) after tax from discontinued operations' of the accompanying interim income statement.
The information contained in the interim income statement for the first three months of 2025 has been modified as a result of the retrospective application of the change in the presentation of certain charges in the amount of EUR 117 million, mainly levies and other expenses, of which EUR 100 million have been reclassified from the line item 'Other provisions' to the line item 'Other operating expenses' (see Note 1.b).
Likewise, the information in Note 12 related to segment information for March 2025 has been restated, in accordance with the changes in the segments' composition of Grupo Santander, as required by IFRS 8 (see Note 12).
In order to interpret the changes in the balances with respect to 31 December 2025, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 51.b to the consolidated annual accounts for the annual year ended 31 December 2025) and the impact of the appreciation/depreciation of the various currencies against the euro in the first three months of 2026: Mexican peso (1.67%), US dollar (1.96%), Brazilian real (7.44%), Argentinian peso (7.13%), Pound sterling (0.03%) and Chilean peso (-1.25%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (4.58%), US dollar (-10.05%), Brazilian real (0.06%), Pound sterling (-3.75%) and Chilean peso (-2.23%).
f)     Seasonality of the Grupo Santander’s transactions
The business activities carried on by Grupo Santander entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the three-month period ended 31 March 2026.
g)    Materiality
In determining the note disclosures to be made on the various items in the interim financial statements or other matters, Grupo Santander, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the three-month period ended 31 March 2026.
h)    Events after the reporting period
From 1 April to the date of authorization of these interim financial statements for the first three months of 2026, no significant events other than those indicated therein have occurred.

14	January - March 2026

2.    Grupo Santander
Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2025 provide relevant information on Grupo Santander companies at that date and on the companies accounted for under the equity method.
Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by Grupo Santander in 2025, 2024 and 2023.
The most significant transactions carried out during the first three months of 2026 or pending execution at 31 March 2026 are described below:
Agreement for the acquisition of Webster Financial Corporation ('Webster')
On 3 February 2026, Banco Santander announced that it had reached an agreement to acquire Webster, the parent company of Webster Bank, N.A., for approximately USD 12,200 million (around EUR 10,300 million). Webster shareholders will receive USD 48.75 in cash and 2.0548 Santander shares for each Webster share, resulting in a total consideration of USD 75 per Webster share. Completion of the transaction is expected to take place in the second half of 2026.
Agreement for the sale of 49% of Santander Bank Polska S.A and accelerated placement of ordinary shares
On 9 January 2026, Banco Santander announced an agreement to sell the 49% of the share capital of Santander Bank Polska S.A. (Santander Bank Polska) to Erste Group Bank AG at a price of 584 zlotys per share, as well as the 50% of Santander Towarzystwo Funduszy Inwestycyjnych S.A. (TFI, the asset management business in Poland) owned directly by Banco Santander, S.A., for a total amount of EUR 7,035 million.
Following these transactions and the accelerated placement of ordinary shares announced on 2 December 2025, representing approximately 3.5% of its share capital, Banco Santander holds 9.7% of Santander Bank Polska's share capital (58.7% as of 31 December 2025).
The remaining share capital has been classified under the heading 'Financial assets at fair value through other comprehensive income - Equity instruments', initially recognised at the loss of control-date fair value, amounting to EUR 1,310 million.
The profit (loss) for the year from discontinued operations as at 31 March 2026 amounts to EUR 1,895 million, entirely attributable to the net gain on disposal after deducing related costs. As the transaction was completed in the first days of the fiscal year, no significant operating results were recognised during the period.
The main additional accounting effects arising from the transaction have been as follows:
•Disposal of assets and liabilities previously classified as held for sale amounted to EUR 9,098 million.
•Disposal of non-controlling interests amounted to EUR 3,274 million.
•Reclassification to accumulated losses through other comprehensive income, mainly due to foreign currency balance translation differences amounted to EUR 697 million.
Additionally, as part of this transaction, on 23 December 2025, Santander Consumer, S.A. acquired 60% of Santander Consumer Bank Polska, which was owned by Santander Bank Polska, for PLN 3,105 million (EUR 726 million). This transaction had no significant impact on the Group´s consolidated financial statements.
Agreement for the acquisition of TSB Banking Group plc

On 1 July 2025, Banco Santander announced an agreement with Banco de Sabadell, S.A. (Sabadell) for the acquisition of TSB Banking Group plc (TSB) for approximately GBP 2,650 million (EUR 3,100 million) plus the results generated by this business between 31 March 2025, and the closing of the transaction.
Once the relevant regulatory approvals have been obtained, the transaction is expected to close in the coming days.

January - March 2026	15

3.    Shareholder remuneration system and earnings per share
a)   Shareholder remuneration system
During the first three months of 2026 and 2025, no cash remuneration has been made by Banco Santander.
At the Board of Directors meeting held on 24 February 2026, it was agreed to pay a complementary dividend in cash against 2025 results of EUR 12.5 cents per share which will become effective on 5 May 2026, which was approved by the general meeting of shareholders on 27 March 2026.
Likewise, on 4 February 2026 a second buyback program on account of the 2025 and expected excess capital was launched for a maximum total amount of EUR 5,030 million, of which EUR 1,830 million corresponds to an amount equivalent to 25% of the Group’s underlying profit in the second half of 2025, and the remaining EUR 3,200 million corresponds to 50% of the capital released following completion of the sale of the 49% stake in Santander Bank Polska. A capital reduction resolution was approved by the general meeting of shareholders to enable the cancellation of the treasury shares acquired under this second buyback programme.
At the general meeting of shareholders held on 4 April 2025, it was agreed to pay an interim dividend in cash against 2024 results of EUR 11 cents per share agreed by the board of directors on 25 February 2025, which became effective on 2 May 2025. Likewise, on 6 February 2025 a buyback program on account of the 2024 results was started for a maximum amount of EUR 1,587 million, which finalized on June 2025.
b)   Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first three months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.
Accordingly:

	31-03-2026	31-03-2025
Profit attributable to the Parent (EUR million)	5,455	3,402
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(163)	(160)
	5,292	3,242
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	1,895	235
Profit or Loss from continuing operations (CCPS net) (EUR million)	3,397	3,007
Weighted average number of shares outstanding	14,541,812,105	15,091,121,833
Basic earnings per share (euros)	0.36	0.21
Of which: from discontinued operations (euros)	0.13	0.02
from continuing operations (euros)	0.23	0.19
ii. Diluted earnings per share
Diluted earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first three months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

16	January - March 2026

Accordingly, diluted earnings per share were determined as follows:

	31-03-2026	31-03-2025
Profit attributable to the Parent (EUR million)	5,455	3,402
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(163)	(160)
	5,292	3,242
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	1,895	235
Profit or Loss from continuing operations (CCPS net) (EUR million)	3,397	3,007
Weighted average number of shares outstanding	14,541,812,105	15,091,121,833
Dilutive effect of options/receipt of shares	82,379,760	78,974,109
Adjusted number of shares	14,624,191,865	15,170,095,942
Diluted earnings per share (euros)	0.36	0.21
Of which: from discontinued operations (euros)	0.13	0.02
from continuing operations (euros)	0.23	0.19
4.    Remuneration and other benefits paid to Banco Santander’s directors and senior managers
Note 5 to Grupo Santander’s consolidated annual accounts for the year ended 31 December 2025 details the remuneration and other benefits to members of Banco Santander’s Board of Directors and senior management in 2025.
Following is a summary of the most significant data on the remunerations and benefits for the three-month periods ended 31 March 2026 and 2025:
Remuneration of members of the board of directors (1)

	EUR thousand
	31-03-2026	31-03-2025
Members of the board of directors: (2)
Remuneration concept
Fixed salary remuneration of executive directors	1,610	1,534
Variable salary remuneration of executive directors	—	—
Directors' fees	310	256
Bylaw-stipulated emoluments (annual emolument)	1,059	1,010
Other	1,133	1,591
	4,112	4,391
1.The Notes to the consolidated annual accounts for 2026 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
2.Ms.Homaira Akbari stepped down as member of the board of directors on 27 March 2026.

January - March 2026	17

Other benefits of members of the board of directors

	EUR thousand
	31-03-2026	31-03-2025
Members of the board of directors
Other benefits
Advances	—	—
Loans granted	262	307
Pension funds and plans: Endowments and/or contributions (1)	625	604
Pension funds and plans: Accumulated rights (2)	85,247	81,114
Life insurance premiums	608	928
Guarantees provided for directors	—	—
1. These correspond to the endowments and/or contributions made during the first three months of 2026 and 2025 in respect of retirement pensions, widowhood, orphanhood and permanent disability.
2. Corresponds to the rights accrued by the directors in matters of pensions. Additionally, former members of the board had at 31 March 2026 and 31 March 2025 rights accrued for this concept for EUR 42,047 thousand and EUR 45,631 thousand, respectively.

Remuneration of senior management (1) (2)
The table below includes the corresponding amounts related to remunerations of senior management at 31 March 2026 and 2025, excluding the executive directors:

	EUR thousand
	31-03-2026	31-03-2025
Senior management (1)
Total remuneration of senior management (2)	7,438	8,099
1.Remunerations received during the first three months by members of the senior management who ceased in their functions by 31 March 2026, amounted to EUR 1,362 thousand (EUR 0 thousand by 31 March 2025).
2.The number of members of Banco Santander's senior management, excluding executive directors, is 15 as of 31 March 2026 (15 persons as of 31 March 2025)
The variable annual remuneration (or bonuses) received for fiscal year 2025, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2026 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.
Funds and pension plans of senior management

	EUR thousand
	31-03-2026	31-03-2025
Senior management (1)
Pension funds: Endowments and / or contributions (2)	1,121	1,324
Pension funds: Accumulated rights (3)	51,247	52,174
1.During the first three months of 2026 and 2025, no contributions were made to pension funds for members who had ceased in their functions during those periods.
2.Corresponds to the allocations and/or contributions made during the first three months of 2026 and 2025 as retirement pensions.
3.Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 31 March 2026 and 31 March 2025 rights accumulated for this same concept for EUR 76,834 thousand and EUR 72,828 thousand, respectively.

18	January - March 2026

5.    Financial assets
a)   Breakdown
The detail, by nature and category for measurement purposes, of Grupo Santander's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 31 March 2026 and 31 December 2025 is as follows, presented by the nature and categories for valuation purposes:

	EUR million
	31-03-2026
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	65,557
Equity instruments	20,874	5,795		3,591
Debt instruments	111,217	233	2,747	55,489	150,319
Loans and advances	84,296	1,667	5,263	14,989	1,098,681
Central Banks	21,298	—	—	—	17,473
Credit institutions	26,182	—	439	637	68,058
Customers	36,816	1,667	4,824	14,352	1,013,150
Total	281,944	7,695	8,010	74,069	1,249,000

	EUR million
	31-12-2025
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	58,355
Equity instruments	22,030	5,815		2,281
Debt instruments	98,568	245	2,894	58,305	140,014
Loans and advances	73,365	1,701	5,152	14,026	1,062,675
Central Banks	14,632	—	—	—	15,986
Credit institutions	25,967	—	413	1,120	61,513
Customers	32,766	1,701	4,739	12,906	985,176
Total	252,318	7,761	8,046	74,612	1,202,689

January - March 2026	19

Following is the gross exposure of financial assets subject to impairment stages at 31 March 2026 and 31 December 2025:

	EUR million
	31-03-2026				31-12-2025
	Gross amount				Gross amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Financial assets at fair value through other comprehensive income	69,774	659	124	70,557	71,559	737	122	72,418
Debt instruments	55,493	—	—	55,493	58,290	20	—	58,310
Loans and advances	14,281	659	124	15,064	13,269	717	122	14,108
Credit institutions	637	—	—	637	1,120	—	—	1,120
Customers	13,644	659	124	14,427	12,149	717	122	12,988
Financial assets at amortised cost	1,152,394	84,648	34,333	1,271,375	1,109,395	82,323	32,251	1,223,969
Debt instruments	148,252	1,616	1,057	150,925	138,219	1,460	842	140,521
Loans and advances	1,004,142	83,032	33,276	1,120,450	971,176	80,863	31,409	1,083,448
Central Banks	17,473	—	—	17,473	15,986	—	—	15,986
Credit institutions	68,064	—	—	68,064	61,517	—	—	61,517
Customers	918,605	83,032	33,276	1,034,913	893,673	80,863	31,409	1,005,945
Total	1,222,168	85,307	34,457	1,341,932	1,180,954	83,060	32,373	1,296,387
On 31 March 2026, Grupo Santander has EUR 386 million (EUR 315 million on 31 December 2025) of exposure in impaired assets purchased with impairment, of which EUR 112 million still show signs of impairment with a provision of EUR 70 million, which mainly correspond to the business combinations carried out by Grupo Santander.
b)    Impairment allowances of financial assets at amortised cost portfolio
The following is the movement that has taken place, during the three-month periods ended 31 March 2026 and 2025, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	EUR million
	31-03-2026	31-03-2025
Balance as at beginning of period	21,596	22,326

Impairment losses charged to income for the period	3,610	3,411
Of which:
Impairment losses charged to income	7,501	6,533
Impairment losses reversed with a credit to income	(3,891)	(3,122)
Write-off of impaired balances against recorded impairment allowance	(3,093)	(3,275)
Exchange differences and other	647	52

Balance as at end of period	22,760	22,514

Of which, relating to:
Impaired assets	14,836	14,436
Other assets	7,924	8,078

Of which:
Individually calculated	2,741	2,694
Collectively calculated	20,019	19,820

20	January - March 2026

Previously written-off assets recovered during the first three months of 2026 and 2025 amount to EUR 423 million and to EUR 368 million, respectively. In addition, during the first three months of 2026 and 2025 there was no recognition for losses in the income statement due to renegotiation or contractual modifications. Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 3,187 million and EUR 3,043 million during the first three months of 2026 and 2025, respectively.
Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' as at 31 March 2026 and 31 March 2025:

	EUR million
	31-03-2026
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	2,975	4,623	13,478	21,076
Transfers between stages	(333)	304	2,435	2,406
Net changes of the exposure and modifications in the credit risk	420	(269)	966	1,117
Write-offs	—	—	(3,082)	(3,082)
Exchange differences and other	(27)	93	487	553
Carrying amount at end of period	3,035	4,751	14,284	22,070

	EUR million
	31-03-2025
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,281	4,735	13,967	21,983
Transfers between stages	(271)	227	2,064	2,020
Variation due to credit risk	286	(213)	1,339	1,412
Write-offs	—	—	(3,234)	(3,234)
Exchange differences and other	(14)	(6)	(18)	(38)
Carrying amount at end of period	3,282	4,743	14,118	22,143
c)  Impaired assets of financial assets at amortised cost portfolio
The movement during the three-month periods ended 31 March 2026 and 2025, in the balance of financial assets classified at amortised cost and considered impaired by reason for the credit risk is as follows:

	EUR million
	31-03-2026	31-03-2025
Balance as at beginning of period	32,297	34,179
Net additions	4,503	3,252
Written-off assets	(3,093)	(3,275)
Perimeter Changes	—	—
Exchange differences and other	737	(67)
Balance at end of period	34,444	34,089
This amount, after deducting the related allowances, represents Grupo Santander's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

January - March 2026	21

d)  Fair value of financial assets not measured at fair value
Following is a comparison of the carrying amounts of Grupo Santander’s financial assets measured at other than fair value and their respective fair values at 31 March 2026 and 31 December 2025:

	EUR million
	31-03-2026		31-12-2025
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and advances	1,098,681	1,096,696	1,062,675	1,062,981
Debt instruments	150,319	148,636	140,014	139,242
ASSETS	1,249,000	1,245,332	1,202,689	1,202,223
The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 51.c of the consolidated annual accounts for the year 2025.
6.    Non-current assets held for sale and liabilities associated with non-current assets held for sale
The detail, by nature, of Grupo Santander’s non-current assets held for sale and liabilities associated with non-current assets held for sale at 31 March 2026 and 31 December 2025 is as follows presented by nature:

	EUR million
	31-03-2026	31-12-2025
Tangible assets	2,850	2,850
Foreclosed assets	2,499	2,487
Of which Property assets in Spain	1,672	1,705
Other tangible assets held for sale	351	363

Entities held for sale	—	72,148
Santander Bank Polska (Note 2)	—	72,148

Other assets	5	13
Total Assets associated with non-current assets held for sale	2,855	75,011

	EUR million
	31-03-2026	31-12-2025
Entities held for sale
Santander Bank Polska (Note 2)	—	62,995
Total Liabilities associated with non-current assets held for sale	—	62,995

The balance of the provisions for tangible assets at 31 March 2026 is EUR 2,318 million (EUR 2,357 million at 31 December 2025). The charges recorded in the first three months of 2026 and 2025 amounted to EUR 17 million and EUR 17 million, respectively, and the recoveries undergone during those periods amount to EUR 4 million and EUR 3 million, respectively.

22	January - March 2026

Assets and liabilities from entities held for sale
As mentioned in Note 2, on 9 January 2026 the sale of 49% of the share capital of Santander Bank Polska and 50% of its asset management business in Poland to Erste Group Bank AG was completed.
The changes in the accounting balances of the Polish business for sale between 31 December 2025, and the closing date of the transaction, 9 January 2026, are not material for the purposes of these consolidated condensed interim financial statements.
The consolidated condensed balance sheet as of 31 December 2025 the consolidated condensed income statement, and the consolidated condensed statement of cash flows for the first three months of 2025 for the Polish business for sale are included below:
Condensed balance sheets of companies held for sale - Santander Bank Polska

EUR million
Condensed assets	31-12-2025
Cash, cash balances at central banks and other deposits on demand	2,515
Financial assets held for trading	1,956
Financial assets designated at fair value through other comprehensive income	8,173
Financial assets at amortised cost	55,642
Intangible assets	1,335
Tax assets	1,224
Other assets	1,303
TOTAL ASSETS	72,148

EUR million
Condensed liabilities	31-12-2025
Financial liabilities held for trading	842
Financial liabilities at amortised cost	59,704
Provisions	603
Tax liabilities	1,335
Other liabilities	511
TOTAL LIABILITIES	62,995

EUR million
Other comprehensive income	31-12-2025
Items that will not be reclassified to profit or loss	56
Actuarial gains or losses on defined benefit pension plans	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	56
Items that may be reclassified to profit or loss	(590)
Hedges of net investments in foreign operations (effective portion)	(522)
Exchange differences	(164)
Cash flow hedges (effective portion)	98
Debt instruments at fair value with changes in other comprehensive income	8
Share in other income and expenses recognised in investments, joint ventures and associates	(10)

January - March 2026	23

Condensed income statements of companies held for sale - Santander Bank Polska

EUR million
Condensed consolidated income statements	01-01-2025 a 31-03-2025
Interest Margin	757
Dividend income	—
Investments accounted for using the equity method	7
Net commissions	170
Net trading income	10
Other operating results	(86)
Total income	858
Administrative expenses, depreciation and amortisation cost	(233)
Impairment of financial assets (*)	(79)
Other results and provisions	(48)
Profit before taxes	498
Tax expense	(122)
Profit of the year	376
(*) Of which EUR 43 million correspond to renegotiations or contractual modifications as of 31 March 2025.

Condensed statements of cash flows of companies held for sale - Santander Bank Polska

EUR million
Condensed consolidated statements of cash flows	31-03-2025
A) Cash flows from operating activities	(598)
B) Cash flows from investing activities	(13)
C) Cash flows from financing activities	(13)
D) Effect of foreign exchange rate differences	42
E) Net increase/(decrease) in cash and cash equivalents	(582)
Effect on net cash outflows from discontinued operations - Sale of Santander Bank Polska

EUR million
31-03-2026
Cash and cash equivalents disposed of	(2,515)

Total cash received from non-current assets and liabilities for sale	4,481
Consideration received satisfied in cash - Santander Bank Polska	7,035
Other collections form non-current assets and liabilities for sale	(2,554)

24	January - March 2026

7.   Tangible assets
a)   Changes in the period
In the first three months of 2026 and 2025, tangible assets (rights of use are not included) were acquired for EUR 1,012 million and EUR 1,970 million, respectively.
Likewise, in the first three months of 2026 and 2025 tangible asset items were disposed of with a carrying amount of EUR 1,261 million and EUR 1,693 million, generating a net profit of EUR 13 million and EUR 2 million, respectively.
b)   Property, plant and equipment purchase commitments
At 31 March 2026 and 2025, Grupo Santander did not have any significant commitments to purchase property, plant and equipment items.
c) Leasing rights
As of 31 March 2026, Grupo Santander has tangible assets under lease for the amount of EUR 1,797 million (EUR 1,556 million at 31 December 2025).
8.    Intangible assets
The detail of Intangible Assets - Goodwill at 31 March 2026 and 31 December 2025, based on the cash-generating units giving rise thereto, is as follows:

	EUR million
	31-03-2026	31-12-2025
Banco Santander (Brazil)	3,256	3,031
SAM Investment Holdings Limited	1,444	1,444
Santander Consumer Germany	1,304	1,304
Santander Portugal	1,040	1,040
Santander España	998	998
Santander US Auto	962	943
Santander Holding USA (ex. Auto)	780	765
Santander UK	609	609
Grupo Financiero Santander (Mexico)	470	463
Banco Santander - Chile	464	470
Ebury Partners	326	326
Santander Consumer Nordics	219	211
Other entities	380	354
Total Goodwill	12,252	11,958
During the first three months of 2026 there has been an increase in goodwill of EUR 294 million, which mainly corresponds to exchange differences (see Note 11), which in accordance with current regulations, have been recorded with a credit to the heading 'Other comprehensive income - Items that can be reclassified in results- Foreign currency translation' of equity through the Statement of recognized income and expenses.
Note 17 of the consolidated annual accounts for the year ended 31 December 2025 includes detailed information on the procedures followed by Grupo Santander to analyse the potential impairment of the goodwill recognised with respect to its recoverable amount and to recognise the related impairment losses, where appropriate.
In accordance with IAS 36, a Cash Generating Unit (CGU) to which goodwill has been assigned should be subjected to an annual impairment test, and when there are signs of impairment.
In accordance with all mentioned before and the analysis made of the information available on the evolution of the different cash-generating units that could reveal the existence of indications of impairment, the directors of the Grupo Santander have concluded that during the first three months of 2026 , there were no triggers that required the recording of impairments.

January - March 2026	25

9.   Financial liabilities
a)   Breakdown
The following is a breakdown of Grupo Santander's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 31 March 2026 and 31 December 2025, presented by nature and categories for valuation purposes:

	EUR million
	31-03-2026			31-12-2025
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost
Derivatives	59,922			51,968
Short Positions	47,718			44,015
Deposits	88,309	26,577	1,090,083	75,563	30,440	1,072,384
Central banks	9,613	1,513	19,881	12,385	3,086	18,542
Credit institutions	30,916	1,198	82,587	27,058	1,424	74,692
Customer	47,780	23,866	987,615	36,120	25,930	979,150
Debt instruments	—	13,023	315,596	—	11,686	312,704
Other financial liabilities	—	23	47,389	—	22	36,096
Total	195,949	39,623	1,453,068	171,546	42,148	1,421,184
b)   Information on issuances, repurchases or redemptions of debt instruments issued
The detail of the balance of debt instruments issued according to their nature is:

	EUR million
	31-03-2026	31-12-2025
Bonds and debentures outstanding	255,971	253,893
Subordinated	28,487	28,859
Promissory notes and other securities	44,161	41,638
Total debt instruments issued	328,619	324,390
The detail, at 31 March 2026 and 2025, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by Banco Santander or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first three months of 2026 and 2025:

	EUR million
	31-03-2026
	Opening balance as at 01-01-2026	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance as at 03-31-26
Bonds and debentures outstanding	253,893	—	30,494	(30,407)	1,991	255,971
Subordinated	28,859	—	147	(1,038)	519	28,487
Bonds and debentures outstanding and subordinated liabilities issued	282,752	—	30,641	(31,445)	2,510	284,458

26	January - March 2026

	EUR million
	31-03-2025
	Opening balance as at 01-01-2025	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance as at 03-31-25
Bonds and debentures outstanding	252,765	—	26,757	(26,260)	(2,687)	250,575
Subordinated	35,461	—	346	(2,902)	(284)	32,621
Bonds and debentures outstanding and subordinated liabilities issued	288,226	—	27,103	(29,162)	(2,971)	283,196
Below is information on the main issuances, placements and redemptions carried out by Banco Santander, S.A. during the first three months of 2026 and 2025:
On 14 January 2026, Banco Santander, S.A. proceeded to prepay all of the contingently convertible Tier 1 preferred shares with ISIN code XS2102912966, for a total nominal amount of EUR 1,033.4 million.

On 18 March 2025, Banco Santander, S.A. carried out an issue for an amount of EUR 1,500 million with ISIN code XS1201001572.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 600.8 million out of a total of EUR 1,500 million of the transaction with ISIN XS138406464587 following the tender announcement launched on 6 February 2025.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 563.6 million euros out of a total of EUR 1,000 million of the transaction with ISIN XS1548444816 following the tender announcement launched on 6 February 2025.
c)    Other issuances guaranteed by Grupo Santander
At 31 March 2026 and 2025, there were no debt instruments issued by associates or non-Group third parties (unrelated) that had been guaranteed by Banco Santander or any other Group entity.
d)   Fair value of financial liabilities not measured at fair value
Following is a comparison between the value by which Grupo Santander’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 31 March 2026 and 31 December 2025:

	EUR million
	31-03-2026		31-12-2025
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	1,090,083	1,090,331	1,072,384	1,073,147
Debt instruments	315,596	315,196	312,704	314,173
Liabilities	1,405,679	1,405,527	1,385,088	1,387,320
Additionally, other financial liabilities are accounted for EUR 47,389 million and EUR 36,096 million as of 31 March 2026 and 31 December 2025, respectively.
The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 51.c of the consolidated annual accounts for 2025, other than those mentioned in these interim financial statements.

January - March 2026	27

10.   Provisions
a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits
The variation experienced by the balance of the Pensions and other post-retirements obligations and other long-term employee benefits from 31 December 2025 to 31 March 2026, is mainly due to lower recoveries of provisions against equity for changes in financial assumptions and other experience adjustments, and also to benefit payments, premiums and contributions (see Note 11.d).
b)    Provisions for taxes and other legal contingencies and Other provisions
Set forth below is the detail, by type of provision, of the balances at 31 March 2026 and at 31 December 2025 of Provisions for taxes and other legal contingencies and Other provisions. The types of provisions were determined by grouping together items of a similar nature:

	EUR million
	31-03-2026	31-12-2025
Provisions for taxes	778	720
Provisions for employment-related proceedings (Brazil)	689	594
Provisions for other legal proceedings	1,716	1,675
Provision for customer remediation	962	826
Provision for restructuring	326	279
Other	950	899
	5,421	4,993
Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Grupo Santander companies.
The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, as well as the estimated amount related to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.
Lastly, the Other heading contains very atomized and individually insignificant provisions, such as the provisions to cover the operational risk of the different offices of the Group.
Qualitative information on the main litigation proceedings affecting the Group is provided in Note 10.c.
The Group's general policy is to record provisions for tax and legal proceedings in which the Group assesses the chances of loss to be probable and the Group does not record provisions when the chances of loss are possible or remote. Grupo Santander determines the amounts to be provided for as its best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
With respect to changes in provisions in the first three months of 2026, for employment and other legal proceedings, in Brazil, provisions of EUR 135 million and EUR 62 million were recorded, making payments of EUR 85 million and EUR 40 million, respectively.

28	January - March 2026

c)    Litigation and other matters
i. Tax-related litigation
At 31 March 2026 the main tax-related proceedings concerning the Group were as follows:
•Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate Programa de Integraçao Social (PIS) and Contribuição para Financiamento da Seguridade Social (COFINS), extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The Federal Supreme Court also admitted the appeals related to the other Group entities both for PIS and COFINS. On June 13, 2023, the Federal Supreme Court ruled unfavorably two cases through General Repercussion (Theme 372), including Banco Santander (Brasil) S.A. case. The Bank has filed a new appeal, considering the possible loss as a contingent liability. The cases of the other Group entities are no longer susceptible of appeal and a provision has been recognized for the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (Imposto sobre a Renda das Pessoas Jurídicas - IRPJ - and Contribuçao Social sobre o Lucro Liquido -CSLL-) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals, which involve several cases, are pending decision in different administrative and judicial instances. No provision was recognised in connection with the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (Contribuição Provisória sobre Movimentação Financeira) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. On December 2020, the appeal was decided unfavourably. Against the judgment, the bank filed a motion for clarification which has not been accepted. Currently it is appealed to higher courts. There is a provision recognized for the estimated loss. This case is in the scope of the Comprehensive Transaction Programme (Programa de Transaçao Integral) established by the Ministry of Finance. The formal acts of consolidation and approval of the transaction are pending. The amounts established in the transaction are fully provisioned.
•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), (currently Zurich Santander Brasil Seguros e Previdência S.A.), as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil) (currently Zurich Santander Brasil Seguros e Previdência S.A.), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. The Bank appealed before the Higher Chamber of CARF, and a final favourable decision was obtained in April 2024. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. In May and October 2024, the appeal related to period 2009 to 2012 was finally rejected by the CARF and the resolution was appealed at the Federal Justice. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for the amount considered to be a contingent liability.

January - March 2026	29

•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL of year 2009 and 2019. The appeals are pending decision at the administrative level. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
•Banco Santander (Brasil) S.A. filed a suspensive judicial measure aiming to avoid the withholding income tax (Imposto sobre a Renda Retido na Fonte - IRRF), on payments derived from technology services provided by Group foreign entities. A favorable decision was handed down and an appeal was filed by the tax authority at the Federal Regional Court. The Regional Court has issued a decision upholding the tax authorities' appeal, which has subsequently been challenged by the Bank. No provision was recognized as it is considered to be a contingent liability.
•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamento S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. The tax assessment notices were appealed to the CARF. In 2024, the CARF issued a favourable partial decision on both infraction notices. In December 2024, the tax authorities issued a new infringement notice for 2019 and 2020. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 605 million, and for lawsuits that qualify as contingent liabilities is EUR 5,283 million.
At the date of approval of these interim financial statements, there are other less significant tax disputes.
ii. Non-tax-related proceedings
At 31 March 2026 the main non-tax-related proceedings concerning the Group were as follows:
•Payment Protection Insurance (PPI): AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities, known as Financial Insurance Company Ltd (FICL) and Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) brought a claim against (i) Santander Cards UK Limited (formerly known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander, S.A. in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander Insurance Services UK Limited (a Banco Santander, S.A. subsidiary) (SISUK and together with GECB the Santander Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL.
On 25 July 2025, the Commercial Court of England and Wales handed down its judgment in relation to the claim brought by AXA France (the Judgment). It found against SISUK in relation to AXA France’s claim pursuant to an indemnity in an agency agreement entered into between GECB, FICL and FACL in 2000 and novated by GECB to SISUK in 2010. It also found GECB negligent in the sale of PPI policies, but this element of the claim was time barred to PPI policies sold in the period between 2002 and 2005 and overlaps with the indemnity claim. The Judgment required the Santander Entities to pay GBP 515 million plus interest of GBP 162 million.
In October 2025 the Santander Entities obtained permission to appeal the findings in the Judgment relating to the application of the indemnity arising from PPI sales occurring before the indemnity had been agreed in December 2000 (Santander Appeal).  In January 2026, AXA France obtained permission to cross-appeal the Commercial Court’s rejection of AXA France’s contribution claim made under the Civil Liability (Contribution) Act 1978 (the AXA France’s cross appeal). A decision on the Santander Appeal and AXA France’s cross appeal is expected in the second half of 2026.
With respect to the Santander Appeal and AXA France’s cross-appeal, there are points of legal interpretation to be resolved and, in the case of the cross-appeal, factual points to be determined. The significant uncertainties make it difficult to predict the timing or the final impact of the resolution of the appeals for the Group.
No customers have suffered loss as a consequence of the claim brought by AXA France or the Judgment, nor does it impact upon past redress paid to customers for PPI complaints.

30	January - March 2026

•Motor Finance Broker Commissions: following the Financial Conduct Authority’s (FCA) Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) received several of county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In January 2024, the FCA commenced a review of the use of DCAs between lenders and credit brokers (the FCA Review). Pending the conclusion of its review, the FCA paused the handling of motor finance commission related complaints. The pause is in place until 31 May 2026, reflecting the extended timeline of the FCA's Review and subsequent Consultation (see below). A claim was issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal (CAT), alleging that SCUK’s historical DCAs in respect of used car financing operated in breach of the Competition Act 1998. These proceedings were previously stayed until the end of March 2026 reflecting the timeline of the FCA’s Review. The CAT is expected in Q2 2026 to provide an update on next steps which may include a further stay for the parties to consider the impact of the redress scheme published on 30 March 2026 (as is explained below).
The Santander UK group Holdings recognised a provision of GBP 293.0 million (EUR 353.3 million) in its financial results for 2024 following a decision of the Court of Appeal in Hopcraft, Wrench and Johnson (Hopcraft) stating that motor dealers acting as credit brokers owed fiduciary or disinterested duties to their customers. On 1 August 2025, the Supreme Court overturned this decision finding that commission payments by lenders to motor dealers would not be unlawful on that basis. In addition, the Supreme Court held that an unfair relationship under s.140A of the Consumer Credit Act 1974 had arisen in one of the cases on its facts and awarded the amount of the commission paid by the lender plus interest at a commercial rate as the remedy. It also confirmed that the test for unfairness of the relationship with borrower was highly fact sensitive and it outlined a series of non-exhaustive factors to consider in assessing unfair relationships in this context (indicating that no or partial disclosure was not necessarily enough on its own to constitute an unfair relationship).
Following the Supreme Court’s judgment, on 3 August 2025, the FCA announced that it aimed to publish a consultation on an industry wide redress scheme in early October and that this consultation would be open for six weeks. In early September 2025, the appeal to the Court of Appeal of the High Court’s judicial review of a final decision by the Financial Ombudsman Service against another lender (which alongside the Supreme Court case was highly relevant to the outcome of the FCA’s Review) was discontinued.
Santander UK increased its provision to GBP 461 million (EUR 528.1 million) in its financial results for 2025, further to the publication of the FCA’s consultation paper on 7 October 2025 regarding a proposed industry-wide motor finance consumer redress scheme (the Consultation). This was based on a range of scenarios and assumptions, reflecting an increased likelihood that a higher number of cases than previously predicted could be eligible for redress, that the FCA would seek to impose a remedy that extended beyond reversing any damaging financial consequences caused by any unfair relationships and potential changes to the proposed scheme following responses to the Consultation or publication of the FCA’s final scheme rules.
On 30 March 2026, the FCA published its Policy Statement PS26/3: Motor finance consumer redress scheme. Following its assessment of the final scheme rules, which include several changes to the proposals in the Consultation. Santander UK group has decided not to challenge the scheme and to focus on its implementation in order to bring greater certainty to its customers.
Santander UK has updated its scenarios and assumptions including operational and legal costs to reflect the final scheme rules. This has resulted in an additional charge of GBP 179 million (EUR 207 million), increasing the total provision to GBP 633 million (EUR 725 million), at the upper end of the previously assessed range. Santander UK group will continue to keep the provision under review. The ultimate financial impact could differ based on any future legal or regulatory developments at the upper end of the previously assessed range.

January - March 2026	31

•Banco Popular´s acquisition: after the declaration of the resolution of Banco Popular, some investors filed claims against the EU’s Single Resolution Board decision, and the FROB's resolution executed in accordance with the aforementioned decision. Likewise, numerous civil lawsuits were filed against Banco Santander, S.A. alleging that the information provided by Banco Popular was erroneous and requesting from Banco Santander, S.A. the restitution of the price paid for the acquisition of the investment instruments or, where appropriate, the corresponding compensation.
In relation to the direct appeals filed before the General Court of the European Union (EGC) and the Court of Justice of the European Union (CJEU), all appeals were either dismissed or discontinued. Currently, there are no ongoing appeals. On 4 February 2026, the National Court issued its first rulings dismissing the actions brought against the FROB’s decision, in application of the judgments of the EGC and the CJEU.
In the civil proceedings, several Spanish judges referred to the CJEU a number of preliminary questions that have already been resolved. In particular, in the judgments of 5 May 2022 (C-410/20) and 5 September 2024 (C-775/22, C-779/22, C-794/22), the CJEU stated that Directive 2014/59/EU on bank resolution prevents shareholders, subordinated debt holders, and holders of equity instruments converted into shares bringing actions against a financial institution subject to a resolution proceeding or against its successor after the resolution, claiming liability for the information contained in the prospectus, under Directive 2003/71/EC, or actions seeking the nullity of the contract of subscription of capital instruments, which, given its retroactive effects, would result in the refund of the value of such securities, plus the interest accrued as of the date of execution of the contract. In its 11 September 2025 resolutions (C-687/23 and C-447/23), the CJEU declared that the above referred TJUE resolutions do not apply to actions pursued prior to the entity’s resolution. There are currently no other preliminary questions under consideration.

On 4 March 2024, in the context of preliminary proceedings 42/2017, the Central Court of Instruction No. 4 issued a ruling transforming the proceedings into Summary Proceedings and terminating the investigation phase. The ruling considers that the circumstantial evidence resulting from the investigation which could constitute a crime is basically the following: (i) an alleged misrepresentation in the prospectus of the 2016 capital increase of Banco Popular; (ii) an alleged misrepresentation in the annual accounts of Banco Popular for 2015, the interim financial statements for 2016 and the annual accounts for 2016; and (iii) the offer to the market of a distorted amount of regulatory capital, after the capital increase of 2016 (for allegedly having been granted by Banco Popular financing to clients for the subscription of shares in the aforementioned capital increase, without discounting it from the regulatory capital). According to the aforementioned ruling, these facts could constitute the crimes of fraud of investors (art. 282 of the Criminal Code) and accounting falsehood (art. 290 of the Criminal Code). All appeals filed against the ruling have been dismissed.

The accusing parties, including the Public Prosecutor's Office, filed their indictment briefs on 28 October 2024, which included requests for compensation for civil liability and the request that not only the defendants but also several entities are held liable for such compensation, including Banco Santander, S.A., the auditing firm and several insurance companies. Following the filing of the indictment briefs, on 22 November 2024, the Court (Investigating Judge) issued an order for the opening of the oral trial against the defendants and civil liability parties, including Banco Santander, S.A. as a possible civil liable party. However, in line with what was determined by the Spanish National Court and confirmed by the Supreme Court concerning the hypothetical succession of Banco Popular by Banco Santander, S.A., the oral trial has not been opened against the Bank as possible direct civil liable party. Regarding civil liability, the Bank considers that it has no subsidiary civil liability, in light of the CJEU’s judgments of 5 May 2022 (C-410/20), 5 September 2024 (C-775/22, C-779/22, C-794/22) and 11 September 2025 (C-687/23 and C-447/23). Notwithstanding the foregoing, the Spanish National Court has stated that this issue shall be resolved within the ongoing proceedings.
The order to open the oral trial states that the plaintiffs have requested compensation for civil liability for a total amount of EUR 2,277.65 million. Additionally, the order rejects the imposition of the guarantee requested by several of the accusing parties, considering that it is unnecessary to secure the outcome of the trial. The defendants and potential civil liable parties submitted their defense writs on 4 February 2025. On 2 March 2026, the order admitting the evidence was issued, and the oral hearing was scheduled to take place from 19 January to 30 June 2027.
The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. On 15 December 2024, Banco Santander, S.A., proceeded to redeem in advance voluntarily all bonds in circulation regarding such commercial action. The CJEU judgements of 5 May 2022 (C-410/20), 5 September 2024 (C-775/22, C-779/22, C-794/22) and 11 September 2025 (C-687/23 and C-447/23) referred above, represented a very significant reduction in the risk associated with these claims.
•German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against Banco Santander and other group entities based in the UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.
The Group is cooperating with the German authorities. According to the state of the investigations, the result, and the effects for the Group, which may potentially include the imposition of material financial consequences (penalties, and/or disgorgement of proceeds) cannot be reliably anticipated. For this reason, the Group has not recognized any provisions in relation to the potential imposition of financial liabilities.
•Banco Santander was sued in a legal proceeding in which the plaintiff alleges that the Banco Santander breached his contract as CEO of the institution: in the lawsuit, the claimant mainly requested a declaratory ruling upholding the existence, validity and effectiveness of such contract and its enforcement together with the payment of certain amounts. For the case that the main request is not granted, the claimant sought a compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander answered to the legal action stating that the conditions to which the appointment of that position was subject to were not met; that the executive services contract required by law was not concluded; and that in any case, the parties could terminate the contract without any justified cause. On 17 May 2021, the plaintiff reduced his claims for compensation to EUR 61.9 million.

32	January - March 2026

On 9 December 2021, the Court upheld the claim and ordered the Bank to compensate the claimant in the amount of EUR 67.8 million. By court order of 13 January 2022, the Court corrected and supplemented its judgment, reducing the total amount to be paid by the Bank to EUR 51.4 million and clarifying that part of this amount (buy out) was to be paid under the terms of the offer letter, i.e., entirely in Banco Santander shares, within the deferral period for this type of remuneration at the plaintiff's former employer and subject to the performance metrics or parameters of the plan in force at the Bank, which was that of 2018. As explained in note 5 of the report of the consolidated annual accounts of the year 2022, the degree of performance of these objectives was 33.3%.
The Bank filed an appeal against the judgment before the Madrid Court of Appeal, which was opposed by the plaintiff. At the same time, the plaintiff filed an application for provisional enforcement of the judgment in the First Instance Court. A court order was issued ordering enforcement of the judgment, and the Bank deposited in the court bank account the full amount provisionally awarded to the claimant, including interest, for an approximate sum of EUR. 35.5 million, within the voluntary compliance period.
On 6 February 2023, Banco Santander was notified with the judgment of 20 January 2023 by which the Madrid Court of Appeal partially upheld the appeal filed by the Bank. The judgment has reduced the amount to be paid by EUR 8 million, which, to the extent that this amount was already paid in the provisional partial enforcement of the judgement of first instance court, must be returned to the Bank together with other amounts for interest, which the appeal judgement also rejects. The plaintiff deposited circa EUR 9.6 million. This amount was received by the Bank on 11 July 2023.
On 11 April 2023, the Bank filed an extraordinary appeal for procedural infringement and an appeal in cassation against the Madrid Court of Appeal’s judgment before Spanish Supreme Court. The extraordinary and cassation appeals submitted by the Bank were accepted on 26 March 2025 and are pending to be resolved. Existing provisions cover the estimated risk of loss.
•CHF Polish Mortgage Loans (Santander Consumer Bank Poland): in October 2019, the CJEU rendered its decision in relation to the effects of the potential unfairness of certain contractual clauses in CHF-Indexed loan agreements. The CJEU established that it for the national courts to determine the invalidity of a contract where it cannot be maintained without the clause declared unfair and where no supplementary provisions exist that would allow the contract to be maintained. Subsequently, in June 2023, the CJEU confirmed that the effects of such invalidity must be determined in accordance with national law, interpreted in the light of Directive 93/13/EEC, and that claims by financial institutions exceeding the reimbursement of the loan principal and, where applicable, default interest, are contrary to the objectives of that Directive.
In April 2024, the Civil Chamber of the Polish Supreme Court issued a judgment confirming that clauses relating to the mechanism for determining the exchange rate declared abusive cannot be replaced by alternative provisions and that, in the absence of a binding exchange rate, the contract is not enforceable for the parties. With regard to the effects of invalidity, the Supreme Court confirmed the existence of independent restitution claims for each party and ruled out the possibility of claiming interest or other amounts for the use of the funds. Nevertheless, certain aspects of this judgment have been subject to internal debate within the Supreme Court itself, reflecting the complexity and evolving nature of the jurisprudential framework.
In this context, Santander Consumer Bank S.A. estimates legal risk using a model that considers different possible outcomes and regularly review court rulings on this matter in order to assess changes in case law, including the impact of the aforementioned Supreme Court judgment. Settlements are being reached both with customers who have already initiated legal proceedings and with customers who have not yet filed a claim. The model used to calculate provisions for legal risks considers the evolution and expected development of such settlements.
As of 31 March 2026, Santander Consumer Bank S.A. (Poland), held a portfolio of mortgages denominated in or indexed to CHF amounting to approximately PLN 627.7 million (EUR 146.2 million). As of the same date, the total amount adjusted against the gross carrying amount of loans in accordance with IFRS 9, together with the provisions recognised under IAS 37, amounts to PLN 926.9 million (EUR 215.9 million), of which PLN 505.9 million (EUR 117.85 million) corresponds to adjustments to the gross carrying amount under IFRS 9 and PLN 421.0 million (EUR 98.1 million) to provisions recognised under IAS 37. The adjustment to gross carrying amount in accordance with IFRS9 and under IAS 37 during first quarter of 2026 are not material. Other costs related to the dispute amounted to PLN 37.8 million (EUR 8.9 million).
The Group continues to monitor the evolution of legal proceedings and to periodically review the adequacy of the provisions recognised, which represent the best estimate of the risk existing as of the reporting date.
•Banco Santander Mexico: dispute regarding a testamentary trust constituted in 1994 by Mr. Roberto Garza Sada in Banca Serfin (currently Santander Mexico) in favor of his four sons in which he affected shares of Alfa, S.A.B. de C.V. (respectively, Alfa and the Trust). During 1999, Mr. Roberto Garza Sada instructed Santander México in its capacity as trustee to transfer 36,700,000 shares from the Trust's assets to his sons and daughters and himself. These instructions were ratified in 2004 by Mr. Roberto Garza Sada before a Notary Public.
Mr. Roberto Garza Sada passed away on 14 August 2010 and subsequently, in 2012, his daughters filed a complaint against Santander Mexico alleging it had been negligent in its trustee role. The lawsuit was dismissed at first instance in April 2017 and on appeal in 2018. In May 2018, the plaintiffs filed an appeal (recurso de amparo) before the First Collegiate Court of the Fourth Circuit based in Nuevo León, which ruled in favor of the plaintiffs on 7 May 2021, annulling the 2018 appeal judgment and condemning Santander Mexico to the petitions claimed, consisting of the recovery of the amount of 36,700,000 Alfa shares, together with dividends, interest and damages.

January - March 2026	33

Since 2021, Santander Mexico has filed before the Supreme Court of Justice of the Nation a constitutional review challenge (recurso de revisión constitucional) against the referred decision which was initially rejected by the Supreme Court; and several appeals (recursos de reclamación) against such rejection. On 25 June 2025, one of the appeals filed by the Bank was accepted, and this decision was extended to a remaining one, which will now be resolved. In case that these appeals are resolved favorably to the Bank, the Supreme Court will decide on the merits of the constitutional review against the judgment which condemned the Bank.
In parallel to the foregoing, the Bank also filed an amparo against the judgment favorable to the plaintiffs rendered by the First District Court in the State of Nuevo León before the Collegiate Courts of such State. In April 2026, the Supreme Court of Justice of the Nation admitted the request filed by the Bank in 2024 to hear and resolve the amparo appeal.
The challenges and appeals filed by the Bank imply that the judgment rendered in favour of the plaintiffs is not final, and Santander México believes that the actions taken should prevail and reverse the decision against it. The impact of a potential unfavorable resolution for Santander México will be determined in a subsequent proceeding and will also depend on the additional actions that Santander México may take in its defense, so it is not possible to reliably determine it at this time. At the current stage of the proceedings, the provisions recorded are considered sufficient to cover the risks deriving from this claim.
•Mortgage Expenses: In December 2015 the Spanish Supreme Court ruled that mortgage clauses relating to the payment of fees associated to formalizing the mortgage were abusive. On 27 November 2018, the Supreme Court agreed that the taxpayer of the documented legal acts stamp duty tax (IAJD) on the mortgage loans should be the borrower. On 9 November 2018, RDL 17/2018 came into force and modified the Law of the IAJD, establishing that the taxpayer is the Bank. On 23 January 2019, the Supreme Court ruled the distribution of the same must be 50% between the Bank and the borrower in public notary expenses and agency expenses. The Supreme Court also ruled that the Bank must pay 100% of the Registry. On 26 October 2020, the Supreme Court ruled that the Bank is fully responsible for the management expenses; and on 27 January 2021, the Supreme Court ruled that the Bank is also responsible for the valuation expenses.
The CJEU judgment of 25 January 2024 established that, for the purposes of calculating the limitation period, it is necessary that the consumer is aware of their rights and of the possibility that their clause may be null and void. The CJEU also stated that it cannot be presumed that the consumer has knowledge of national case law on consumer rights, even if such case law is well established. The CJEU judgment of 25 April 2024, while declaring that the specific judgment declaring the nullity of the clause constitutes an appropriate moment for the limitation period to commence, added that this is without prejudice to the professional’s ability to prove that the consumer had, or could reasonably have had, knowledge of the unfair nature of the clause in question prior to that decision being issued. The Spanish Supreme Court, in its judgment of 14 June 2024, confirmed that the commencement of the limitation period requires the professional to prove, in each individual case, that the consumer was aware of the unfair nature of the clause, providing specific evidence regarding their dealings with that consumer. The recorded provision includes the best estimate of Group’s liability for this matter.
Banco Santander, S.A. and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters additional to those referred to here.
With the information available to it, the Group considers that, at 31 March 2026, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Those cases in which provisions have been registered but are not disclosed are justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, the Group believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.
11.   Equity
In the three-month periods ended 31 March 2026 and 2025 there were no quantitative or qualitative changes in Grupo Santander's equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)    Capital
Banco Santander's share capital at 31 March 2026 and 31 December 2025 consisted of EUR 7,576 million, represented by 15,152,492,322 shares of EUR 0.50 of nominal value each and all of them of a unique class and series.
b)    Share premium
Includes the amount paid by the bank's shareholders in capital issuances in excess of par value.

34	January - March 2026

c) Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	EUR million
	31-03-2026	31-12-2025
Other comprehensive income accumulated	(35,088)	(37,974)
Items not reclassified to profit or loss	(3,226)	(4,121)
Actuarial gains or losses on defined benefit pension plans	(3,836)	(3,896)
Non-current assets held for sale	—	56
Share in other income and expenses recognised in investments, joint ventures and associates	1	1
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	680	(250)
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	233	208
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(233)	(208)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(71)	(32)
Items that may be reclassified to profit or loss	(31,862)	(33,853)
Hedge of net investments in foreign operations (effective portion)	(7,730)	(7,343)
Exchange differences	(23,155)	(25,475)
Hedging derivatives (effective portion)	(140)	333
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(518)	(372)
Hedging instruments (items not designated)	9	(11)
Non-current assets held for sale	—	(590)
Share in other income and expenses recognised in investments, joint ventures and associates	(328)	(395)
d) Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans
The balance of the heading Other accumulated comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans, includes the actuarial gains or losses and the return on the assets assigned to the plan, less administration costs and plan's own taxes, and any change in the effects of the asset limit, excluding amounts included in net interest on net defined benefit liability (asset). Its variation is shown in the consolidated condensed statement of recognized income and expense.
During the first three months of 2026, the amount of actuarial losses (net of actuarial gains) has decreased by EUR 26 million. The main impacts are:
In first place, due to the lower addition against equity amounting to EUR 71 million, with the following breakdown:
•Decrease of EUR 93 million in the accumulates actuarial losses relating to the Group´s entities in the United Kingdom, mainly due to the evolution experienced by the discount rate -increase from 5.58% to 6.10%- partially compensated by the evolution in long term inflation -increase from 2.90% to 3.26%- and by the evolution of the asset portfolio.
•Increase of EUR 27 million in the cumulative actuarial losses relating to the Group's businesses in Portugal, mainly due to the evolution of the assets portfolio.
•Decrease of EUR 5 million in the cumulative actuarial losses relating to the Group's businesses in other geographical areas.
In second place, due to the evolution of exchange rates, a EUR 45 million increase, mainly due to the appreciation of the Brazilian real.

January - March 2026	35

e) Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.
Below is a breakdown of the composition of the balance as of 31 March 2026 and 31 December 2025 under 'Other comprehensive income - Items not reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income' depending on the geographical origin of the issuer:

	EUR million
	31-03-2026				31-12-2025
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Equity instruments
Domestic
Spain	52	(379)	(327)	129	47	(1,326)	(1,279)	133
International
Rest of Europe	119	(81)	38	1,533	75	(81)	(6)	186
United States	21	(1)	20	35	23	(1.00)	22	36
America and rest of the world	949	—	949	1,894	1,013	—	1,013	1,926
	1,141	(461)	680	3,591	1,158	(1,408)	(250)	2,281
Of which:
Listed	1,015	(59)	956	3,300	1,033	(49)	984	1,993
Unlisted	126	(402)	(276)	291	125	(1,359)	(1,234)	288

f) Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences
Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.
Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.
The net variation of both headings recognised during the first three months of 2026 in the interim condensed consolidated statement of recognised income and expenses, reflects the impact of the evolution of the currencies during the year, reflecting mainly the general appreciation of the currencies Brazilian real, Argentine peso, Mexican peso and US dollar (see Note 1.e).
Of this variation, a capital gain of EUR 276 million corresponds to the valuation at the closing exchange rate of goodwill for the first three months of 2026 (see Note 8).

36	January - March 2026

g) Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income
Includes the net amount of unrealised fair value changes in debt instruments at fair value through other comprehensive income.
Below is a breakdown of the composition of the balance as of 31 March 2026 and 31 December 2025 under Other comprehensive income - Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	EUR million
	31-03-2026				31-12-2025
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Issued by public Public-sector
Spain	126	—	126	11,016	118	—	118	10,142
Rest of Europe	168	(51)	117	7,262	209	(36)	173	8,856
America and rest of the world	111	(599)	(488)	29,983	109	(528)	(419)	31,685
Issued by Private-sector
Spain	28	(76)	(48)	10,389	29	(53)	(24)	9,745
Rest of Europe	20	(17)	3	6,238	28	(15)	13	6,445
America and rest of the world	32	(260)	(228)	5,590	40	(273)	(233)	5,458
	485	(1,003)	(518)	70,478	533	(905)	(372)	72,331
12.   Segment information (Primary segments)
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander's executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. Grupo Santander's executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by global business and country in which profits are earned. Santander prepares the information by aggregating the figures for Grupo Santander’s global businesses and countries, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in Grupo Santander are applied.
On 10 February 2026, the Group announced a series of changes to its reporting structure, effective from Q1 2026:
•Reporting of the Cards business within Retail & Commercial Banking: the income statement and balance sheet items relating to the Cards business will be reclassified to Retail (previously recorded in Payments).
•Other changes within the primary segments:
◦The Digital Consumer Bank (Consumer) business will be renamed Openbank.
◦Wealth Management & Insurance will be reorganized into two business lines: Private Banking, which comprises the corporate private banking unit and International Private Banking in the US, Switzerland and the UAE; and Insurance & Asset Management Solutions, which brings together the insurance business and liquid and illiquid asset management activities, and will include the investment platforms and holdings that complement the traditional Wealth business
These changes do not have any impact on the reported figures at the Group or primary segment levels.
The Group's primary level of segmentation, comprises six reportable segments: five global businesses plus the Corporate Centre. The global businesses are:
•Retail & Commercial Banking (Retail): area that integrates the retail banking and commercial banking businesses (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance businesses.
•Openbank, previously known as Digital Consumer Bank: comprises all business originated by consumer finance companies, including our digital bank (formerly Openbank), Open Digital Services (ODS) and SBNA Consumer.

January - March 2026	37

•Corporate & Investment Banking (CIB): business which includes Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets business lines. Offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
•Wealth Management & Insurance (Wealth): comprises two business lines: i) Private Banking, which includes the corporate private banking unit and International Private Banking in the US, Switzerland and the UAE; and ii) Insurance & Asset Management Solutions, which will bring together the insurance business and liquid and illiquid asset management activities and includes the investment platforms and holdings that complement the traditional Wealth business.
•Payment Solutions (Payments): brings together the Group’s digital payment solutions and provides global technological solutions to Group entities and new customers in the open market. It will comprise Getnet, Getnet Platforms and Ebury.
•Corporate Centre: includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s asset and liability committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It also incorporates goodwill impairments but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.
In accordance with the information used by the Group's executive committee for decision making, following is a distribution of the gross margin by business segment of the consolidated income statements for the three-month periods ended 31 March 2026 and 2025.
This financial information ('underlying basis') is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.
Following is the reconciliation between the adjusted profit and the statutory profit corresponding to the three-month periods ended 31 March 2026 and 2025:

	EUR million
	Total Income		Profit before tax		Profit
Segment	31-03-2026	31-03-2025	31-03-2026	31-03-2025	31-03-2026	31-03-2025
Retail & Commercial Banking	8,284	8,146	2,884	2,667	2,009	1,839
Openbank	3,260	3,234	539	674	290	492
Corporate & Investment Banking	2,384	2,106	1,228	1,165	889	774
Wealth Management & Insurance	1,000	968	624	599	493	450
Payments	383	317	49	13	20	4
Corporate Centre	(171)	(217)	(296)	(431)	(141)	(394)
Underlying Profit	15,140	14,553	5,029	4,686	3,560	3,165
Adjustments	—	26	—	3	1,895	237
Statutory Profit	15,140	14,579	5,029	4,689	5,455	3,402
Explanation of the adjustments to the statutory profit at 31 March 2026:
•In the statutory income statement, the capital gain resulting from the completion of the Poland disposal in Q1 2026 was recorded in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, said capital gain is excluded from the underlying profit.
Explanation of the adjustments to the statutory profit at 31 March 2025:
•In the statutory income statement, results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, the results related to the business subject to the Poland disposal are excluded from the underlying profit.

38	January - March 2026

113.   Related parties
The parties related to Grupo Santander are deemed to include, in addition to its subsidiaries, associates and joint ventures, Banco Santander’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by Grupo Santander with its related parties in the first three months of 2026 and 2025, distinguishing between significant shareholders, members of Banco Santander’s board of directors, Banco Santander’s executive vice presidents, Grupo Santander entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	EUR million
	31-03-2026
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	32	1	33
Leases	—	—	—	—	—
Services received	—	—	5	—	5
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	34	—	34
	—	—	71	1	72
Income
Finance income	—	—	104	2	106
Dividends received	—	—	—	—	—
Services rendered	—	—	7	—	7
Sale of stocks	—	—	—	—	—
Other income	—	—	380	—	380
	—	—	491	2	493

	EUR million
	31-03-2026
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	1	348	(73)	276
Financing agreements: loans and capital contributions (borrower)	—	—	387	(91)	296
Guarantees provided	—	—	—	(8)	(8)
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	28	(3)	25
Dividends and other distributed profit	—	—	—	—	—
Other transactions	—	—	(78)	9	(69)

January - March 2026	39

	EUR million
	31-03-2026
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	19	10,660	201	10,880
Other collection rights	—	—	336	30	366
	—	19	10,996	231	11,246
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	15	3,173	285	3,473
Other payment obligations	—	—	235	—	235
	—	15	3,408	285	3,708

	EUR million
	31-03-2025
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	34	1	35
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	44	—	44
	—	—	78	1	79
Income
Finance income	—	—	114	2	116
Dividends received	—	—	—	—	—
Services rendered	—	—	7	—	7
Sale of stocks	—	—	—	—	—
Other income	—	—	337	—	337
	—	—	458	2	460

40	January - March 2026

	EUR million
	31-03-2025
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	—	705	(37)	668
Financing agreements: loans and capital contributions (borrower)	—	(3)	273	(121)	149
Guarantees provided	—	—	—	4	4
Guarantees received	—	—	—	—	—
Commitments acquired	—	2	69	9	80
Dividends and other distributed profit	—	—	—	—	—
Other transactions	—	1	(49)	1	(47)

	EUR million
	31-12-2025
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	18	10,121	274	10,413
Other collection rights	—	—	370	21	391
	—	18	10,491	295	10,804
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	15	2,786	376	3,177
Other payment obligations	—	—	191	—	191
	—	15	2,977	376	3,368

January - March 2026	41

14.   Off-balance-sheet exposures
The off-balance-sheet exposures relate to balances representing loans commitments, financial guarantees and other commitments granted (recoverables and non recoverables).
Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.
Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	EUR million
	31-03-2026	31-12-2025
Loan commitments granted	310,549	321,234
Of which impaired	384	345
Financial guarantees granted	17,277	17,449
Of which impaired	328	332
Bank sureties	17,172	17,437
Credit derivatives sold	105	12
Other commitments granted	158,449	148,118
Of which impaired	595	668
Other granted guarantees	61,726	62,161
Other	96,723	85,957
The breakdown of the off-balance sheet exposure and impairment on 31 March 2026 and 31 December 2025 by impairment stages is EUR 462,944 million and EUR 464,215 million of exposure and EUR 356 million and EUR 338 million of impairment in stage 1, EUR 22,024 million and EUR 21,241 million of exposure and EUR 241 million and EUR 206 million of impairment in stage 2, and EUR 1,307 million and EUR 1,345 million of exposure and EUR 167 million and EUR 169 million of impairment in stage 3, respectively.
15.   Average headcount and number of branches
The average number of employees at Banco Santander and Grupo Santander, by gender, in the three-month periods ended 31 March 2026 and 2025 is as follows:

Average headcount
	Bank		Group (*)
	31-03-2026	31-03-2025	31-03-2026	31-03-2025
Men	11,582	11,972	90,893	94,820
Women	11,201	11,491	95,477	101,264
	22,783	23,463	186,370	196,084
(*) As of 31 March 2025, this excludes the Group’s business sold in Poland. Including Poland, the average headcount amounted to 206,736.
The number of branches, depending on their location, as of 31 March 2026 and 31 December 2025 is as follow:

Number of branches
	Group
	31-03-2026	31-12-2025
Spain (*)	1,649	1,674
Group (**)	4,940	5,091
	6,589	6,765
(*) Includes branches in Spain of the Openbank business.
(**) Excludes 359 branches from the business sold in Poland at 31 December 2025.

42	January - March 2026

16.   Other disclosures
a) Valuation techniques for financial assets and liabilities
The following table shows a summary of the fair values, at 31 March 2026 and 31 December 2025, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by Grupo Santander to determine their fair value:

	EUR million
	31-03-2026			31-12-2025
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total
Financial assets held for trading	114,807	167,137	281,944	106,529	145,789	252,318
Non-trading financial assets mandatorily at fair value through profit or loss	2,438	5,257	7,695	2,407	5,354	7,761
Financial assets at fair value through profit and loss	2,644	5,366	8,010	2,860	5,186	8,046
Financial assets at fair value through other comprehensive income	51,219	22,850	74,069	52,589	22,023	74,612
Hedging derivatives (assets)	—	3,744	3,744	—	3,931	3,931
Financial liabilities held for trading	38,613	157,336	195,949	37,192	134,354	171,546
Financial liabilities designated at fair value through profit or loss	—	39,623	39,623	—	42,148	42,148
Hedging derivatives (liabilities)	—	4,061	4,061	—	4,248	4,248
Liabilities under insurance contracts	—	18,556	18,556	—	18,737	18,737
The financial instruments at fair value determined on the basis of published price quotations in active markets (level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, in cases, they use significant inputs not observable in market data (level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.
During the first three months of 2026 and 2025, Grupo Santander did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3.
Grupo Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).
The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.
The most important products and types of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at 31 December 2025.
As the end of 31 March 2026, the CVA (Credit Valuation Adjustment) accounted for was EUR 284 million (an increase of 26,8% compared to 31 December 2025) and adjustments of DVA (Debt Valuation Adjustment) was EUR 347 million (an increase of 21,8% compared to 31 December 2025). These increases mainly reflect credit market movements, with higher spread levels compared to December 2025. Additionally, to a lesser extent, increases are reported due to arrangements of new portfolio transactions.

January - March 2026	43

Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 31 March 2026 and 31 December 2025:

	EUR million		EUR million
	Fair values calculated using internal models at 31-03-2026 (*)		Fair values calculated using internal models at 31-12-2025 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	184,029	20,325	163,796	18,487
Financial assets held for trading	159,761	7,376	139,293	6,496
Central banks (**)	20,245	1,053	14,191	441	Present value method	Yield curves, FX market prices
Credit institutions (**)	26,088	91	25,815	152	Present value method	Yield curves, FX market prices
Customers (**)	31,847	4,806	27,986	4,592	Present value method	Yield curves, FX market prices
Debt instruments and equity instruments	17,647	405	14,470	340	Present value method	Yield curves, FX market prices
Derivatives	63,934	1,021	56,831	971
Swaps	43,447	611	39,716	551	Present value method, Gaussian Copula	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	1,775	9	1,332	39	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	1,569	49	1,490	39	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	330	1	177	—	Present value method	Yield curves, FX market prices
Index and securities options	527	158	439	120	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	16,286	193	13,677	222	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Liquidity, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	3,743	1	3,924	7
Swaps	3,622	1	3,690	7	Present value method	Yield curves, FX market prices, Basis
Interest rate options	72	—	91	—	Black Model	Yield curves, FX market prices, Volatility surfaces
Other	49	—	143	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	2,427	2,830	2,465	2,889
Equity instruments	924	2,460	899	2,543	Present value method	Yield curves, Market price, Dividends and Others
Debt instruments	19	187	54	175	Present value method	Yield curves
Loans and receivables	1,484	183	1,512	171	Present value method, swap asset model and CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	5,247	119	5,152	34
Credit institutions	439	—	413	—	Present value method	Yield curves, FX market prices
Customers	4,793	31	4,725	14	Present value method	Yield curves, FX market prices, HPI
Debt instruments	15	88	14	20	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	12,851	9,999	12,962	9,061
Equity instruments	16	275	19	272	Present value method	Yield curves, Market price, Dividends and Others
Debt instruments	6,618	952	6,819	887	Present value method	Yield curves, FX market prices
Loans and receivables (***)	6,217	8,772	6,124	7,902	Present value method	Yield curves, FX market prices and Credit curves

44	January - March 2026

LIABILITIES	218,109	1,467	198,377	1,110
Financial liabilities held for trading	156,257	1,079	133,490	864
Central banks (**)	9,613	—	12,385	—	Present value method	FX market prices, Yield curves
Credit institutions (**)	30,914	2	27,058	—	Present value method	FX market prices, Yield curves
Customers (**)	47,777	—	36,120	—	Present value method	FX market prices, Yield curves
Derivatives	57,698	1,077	50,248	864
Swaps	36,696	591	33,597	418	Present value method, Gaussian Copula	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	1,073	15	903	34	Black Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	2,051	101	1,951	95	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices
Index and securities options	2,334	163	1,094	151	Black-Scholes Model	Yield curves, FX market prices, Liquidity
Interest rate and equity futures	212	3	121	—	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	15,332	204	12,582	166	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, HPI, Credit, Others
Short positions	10,255	—	7,679	—	Present value method	Yield curves ,FX market prices, Equity
Hedging derivatives	4,058	3	4,229	19
Swaps	3,958	3	4,191	19	Present value method	Yield curves ,FX market prices, Basis
Interest rate options	2	—	—	—	Black's Model	Yield curves, Volatility surfaces, FX market prices and Liquidity
Other	98	—	38	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity and others
Financial liabilities designated at fair value through profit or loss (****)	39,479	144	42,148	—	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	18,315	241	18,510	227	Present Value Method with actuarial techniques	Mortality tables and yield curves
(*) The internal models of level 2 implement figures based on the parameters observed in the market, while level 3 internal models use significant inputs that are not observable in market data.
(**)     Includes mainly temporary acquisitions/disposals of assets with corporate clients and, to a lesser extent, with central banks.
(***) Includes mainly syndicated loans under the HTC&S business model.
(****) Includes mainly short-term deposits that are managed based on their fair value.

January - March 2026	45

Level 3 financial instruments
Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (level 3):
•HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.
•Illiquid equity instruments in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
•Long-term temporary acquisitions/disposals of assets with corporate clients based on underlying assets for which no observable credit curve exists. To a lesser extent, repos/reverse repos with central banks on illiquid government-backed underlying assets.
•Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
•Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.
•Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
•Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
•Derivatives on long-term interest rate and FX in some units (mainly South America) where for certain underlyings it is not possible to demonstrate observability to these terms.
•Debt instruments referenced to certain illiquid interest rates, for which there is no reasonable market observability.
The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the interim condensed consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
The net amount recorded in the results of the first three months of 2026 arising from models whose significant inputs are unobservable market data (level 3) amounted to a loss of EUR 65 million (EUR 170 million of loss in the first three months of 2025).

46	January - March 2026

The table below shows the effect, at 31 March 2026 and 31 December 2025, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

31-03-2026
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers and central banks
Repos/Reverse repos	Market proxy	Price / Credit spread	n.a.	n.a.	(9.01)	9.01
Repos/Reverse repos	Present value method	Interest rate curve	(26.40)bps - 68.40bps	0.00bps	(8.02)	3.10
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10.00%	5.10%	(2.42)	2.48
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	4.00%	(9.40)	9.43
Others	Discounted Cash Flows	Credit spread	10% - 90%	35.20%	(1.67)	0.77
Derivatives
Cap&Floor	Black Scholes model	Volatility	(6.50)bps - 6.50bps	1.00bps	(0.24)	0.33
CCS	Discounted Cash Flows	Credit spread	171% - 173%	171.9%	(0.01)	0.01
EQ Options	EQ option pricing model	Volatility	0% - 70%	39.50%	(0.22)	0.28
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(16.99)	16.99
Fx Options	Fx option pricing model	Volatility	0% - 40%	19.80%	(0.42)	0.41
FX Forward	Forward estimation	Swap Rate	0% - 15%	7.60%	(0.13)	0.14
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%	4.90%	(0.21)	0.20
IR Options	IR option pricing model	Volatility	0% - 30%	14.80%	(0.20)	0.19
IR Options	INF option pricing model	Volatility	0% - 30%	14.90%	(0.66)	0.66
IRS	Others	Others	5% - n.a.	n.a.	(12.90)	4.56
IRS	Discounted Cash Flows	Credit spread	16.80bps - 116.70bps	56.40bps	(4.07)	2.68
IRS	Discounted Cash Flows	Inflation Swap Rate	1.0% - 99.0%	33.80%	(5.82)	2.94
Others	Forward estimation	Price	60.00bps - 300.00bps	179.80bps	(3.21)	3.19
Others	Discounted Cash Flows	Commodity curve	10.0% - 90.0%	10.00%	0.00	0.00
Property derivatives	Option pricing model	Growth rate	(5.0)% - 5.0%	0.00%	(2.29)	2.29
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10.0% - 90.0%	50.00%	(1.67)	1.67

January - March 2026	47

31-03-2026
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0% - 3%	1.60%	(0.10)	0.10
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.11)	0.11
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	4%	(3.49)	3.58
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0%	(0.11)	0.11
Equity instruments
Equities	Price Based	Price	90% - 110%	100%	(246.03)	246.03
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a. - n.a.	n.a.	(33.15)	10.92
Loans	Discounted Cash Flows	Interest rate curve	2.5% - 7.5%	5.00%	(0.69)	0.69
Loans	Discounted Cash Flows	Margin of a reference portfolio	3.0% - 6.5%	4.70%	(0.36)	0.36
Loans	Present value method	Credit spread	153.4bps - 242.6bps	153.40bps	(0.29)	0.00
Loans	Market price	Market price	(0.4)% - 0.4%	0.00%	(5.39)	5.39
Debt securities
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	(6.3)% - 3.5%	(1.40)%	0.00	0.00
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(27.51)	27.51

48	January - March 2026

31-03-2026
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	51.40%	(0.09)	0.09
FX Options	Volatility option model	Volatility	10% - 90%	37.20%	(0.99)	0.51
IRS	Discounted Cash Flows	Inflation Swap Rate	10% - 90%	53%	(0.02)	0.02
IRS	Discounted Cash Flows	Credit Spread	26bps - 43bps	33.10bps	(1.80)	1.31

January - March 2026	49

31-12-2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Market proxy	Price / Credit spread	n.a.	n.a.	(10.50)	10.50
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%	5.10%	(2.24)	2.29
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	4.00%	(9.21)	9.24
Others	Discounted Cash Flows	Credit spread	10% - 90%	35.50%	(1.32)	0.62
Derivatives
Cap&Floor	Black Scholes model	Volatility	(6.50)bps - 6.50bps	1,00 bps	(0.38)	0.52
CCS	Discounted Cash Flows	Credit spread	146.3% - 148.3%	147.30%	(0.01)	0.01
EQ Options	EQ option pricing model	Volatility	0% - 70%	40.50%	(0.17)	0.24
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(18.86)	18.86
Fx Options	Fx option pricing model	Volatility	0% - 40%	19.80%	(0.50)	0.49
FX Forward	Forward estimation	Swap Rate	0% - 15%	8.10%	(0.01)	0.02
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%	4.90%	(0.18)	0.17
IR Options	IR option pricing model	Volatility	0% - 30%	14.80%	(0.19)	0.19
IR Options	INF option pricing model	Volatility	0% - 30%	14.90%	(0.63)	0.63
IRS	Others	Others	5% - n.a.	n.a.	(11.24)	8.23
IRS	Discounted Cash Flows	Credit spread	19.6% - 127.5%	50.50%	(2.10)	0.84
IRS	Discounted Cash Flows	Inflation Swap Rate	1.0% - 99.0%	99.00%	—	1.41
Others	Forward estimation	Price	60bps - 300bps	179.8bps	(3.48)	3.47
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	—%	(2.64)	2.64
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10% - 90%	50.00%	—	—
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 3%	1.60%	(0.12)	0.12
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.23)	0.23

50	January - March 2026

31-12-2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	4.10%	—	—
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.11)	0.11
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(254.29)	254.29
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(2.33)	2.33
Loans	Discounted Cash Flows	Interest rate curve	6.1% - 7.2%	6.6%	—	0.00
Loans	Discounted Cash Flows	Margin of a reference portfolio	3.3% - 6.5%	5%	(0.25)	0.25
Loans	Forward estimation	Credit spread	121.9bps - 174.7 bps	121.9bps	(1.60)	—
Loans	Market price	Market price	(0.3)% - 0.1%	(0.30)%	(2.70)	0.54
Debt securities
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	3.4% - 5.5%	4.50%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(27.16)	27.16
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	43.80%	(0.09)	0.07
FX Options	Volatility option model	Volatility	10% - 90%	42.30%	(0.33)	0.22
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	50.40%	(1.38)	1.40
IRS	Discounted Cash Flows	Credit spread	8.4bps - 19.2bps	10.70bps	(2.42)	0.66
1. For each instrument, the valuation technique is shown, the unobservable inputs described in the "Main unobservable inputs" column under probable scenarios, variation range, average value and impact resulting from valuing the position in the established maximum and minimum range.
2. The breakdown of impacts is shown by type of instrument and unobservable inputs.
3. The estimation of the range of variation of the unobservable inputs has been carried out taking into account plausible movements of said parameters depending on the type of instrument.
4. Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.

January - March 2026	51

Lastly, the changes in the financial instruments classified as level 3 in the first three months of 2026 and 2025 were as follows:

	01-01-2026	Changes						31-03-2026
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	6,496	4,274	(3,267)	195	—	(336)	14	7,376
Central Banks	441	600	—	12	—	—	—	1,053
Credit institutions	152	67	(128)	—	—	—	—	91
Customers	4,592	3,538	(3,007)	23	—	(339)	(1)	4,806
Debt instruments	340	64	(68)	(1)	—	80	(10)	405
Trading derivatives	971	5	(64)	161	—	(77)	25	1,021
Swaps	551	2	(50)	110	—	(9)	7	611
Exchange rate options	39	—	(5)	4	—	(32)	3	9
Interest rate options	39	—	(6)	6	—	9	1	49
Index and securities options	120	2	(2)	36	—	1	1	158
Securities and interest rate futures	—	—	—	1	—	—	—	1
Other	222	1	(1)	4	—	(46)	13	193
Hedging derivatives (Assets)	7	—	(2)	(2)	—	(7)	5	1
Swaps	7	—	(2)	(2)	—	(7)	5	1
Financial assets designated at fair value through profit or loss	34	97	(19)	5	—	—	2	119
Loans and advances to customers	14	26	(13)	3	—	—	1	31
Debt instruments	20	71	(6)	2	—	—	1	88
Non-trading financial assets mandatorily at fair value through profit or loss	2,889	21	(146)	(21)	—	59	28	2,830
Loans and advances to customers	171	—	—	(27)	—	29	10	183
Debt instruments	175	—	(4)	(5)	—	—	21	187
Equity instruments	2,543	21	(142)	11	—	30	(3)	2,460
Financial assets at fair value through other comprehensive income	9,061	3,261	(2,806)	—	(70)	499	54	9,999
Loans and advances to customers	7,902	3,206	(2,782)	—	(49)	499	(4)	8,772
Debt instruments	887	52	(24)	—	(21)	—	58	952
Equity instruments	272	3	—	—	—	—	—	275
TOTAL ASSETS	18,487	7,653	(6,240)	177	(70)	215	103	20,325
Financial liabilities held for trading	864	4	(22)	244	—	(29)	18	1,079
Credit institutions	—	2	—	—	—	—	—	2
Customers	—	—	—	—	—	—	—	—
Trading derivatives	864	2	(22)	244	—	(29)	18	1,077
Swaps	418	2	(18)	187	—	(4)	6	591
Exchange rate options	34	—	—	—	—	(20)	1	15
Interest rate options	95	—	(2)	(4)	—	12	—	101
Index and securities options	151	—	(2)	8	—	5	1	163
Securities and interest rate futures	—	—	—	3	—	—	—	3
Others	166	—	—	50	—	(22)	10	204
Hedging derivatives (Liabilities)	19	—	(2)	—	—	(14)	—	3
Swaps	19	—	(2)	—	—	(14)	—	3
Interest rate options
Others
Financial liabilities designated at fair value through profit or loss	—	112	—	—	—	31	1	144
Liabilities under insurance contracts	227	—	—	(2)	—	—	16	241
TOTAL LIABILITIES	1,110	116	(24)	242	—	(12)	35	1,467

52	January - March 2026

	01-01-2025	Changes						31-03-2025
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	3,930	1,864	(1,742)	36	—	119	(20)	4,187
Central Bank	—	244	—	20	—	—	—	264
Credit institutions	769	120	(402)	3	—	—	—	490
Customers	1,801	1,351	(886)	11	—	126	—	2,403
Debt instruments	413	58	(331)	(19)	—	(13)	7	115
Equity instruments	—	—	—	—	—	—	—	—
Trading derivatives	947	91	(123)	21	—	6	(27)	915
Swaps	556	67	(26)	(1)	—	(15)	53	634
Exchange rate options	2	3	—	(9)	—	9	37	42
Interest rate options	30	—	—	—	—	(3)	(17)	10
Index and securities options	241	2	(2)	(32)	—	(29)	(93)	87
Interest rate futures	—	3	(27)	40	—	44	—	60
Other	118	16	(68)	23	—	—	(7)	82
Hedging derivatives (Assets)	20	—	—	(2)	—	—	—	18
Swaps	20	—	—	(2)	—	—	—	18
Financial assets designated at fair value through profit or loss	106	4	(52)	(3)	—	—	2	57
Loans and advances to customers	20	—	—	—	—	—	(1)	19
Debt instruments	86	4	(52)	(3)	—	—	3	38
Non-trading financial assets mandatorily at fair value through profit or loss	2,588	116	(17)	88	—	(462)	(49)	2,264
Loans and advances to customers	505	42	(5)	59	—	(464)	18	155
Debt instruments	242	6	(5)	(11)	—	2	—	234
Equity instruments	1,841	68	(7)	40	—	—	(67)	1,875
Financial assets at fair value through other comprehensive income	8,675	2,937	(2,855)	—	(14)	(11)	20	8,752
Loans and advances to customers	7,253	2,937	(2,843)	—	(17)	(51)	12	7,291
Debt instruments	1,047	—	(12)	—	3	40	5	1,083
Equity instruments	375	—	—	—	—	—	3	378
TOTAL ASSETS	15,319	4,921	(4,666)	119	(14)	(354)	(47)	15,278
Financial liabilities held for trading	934	113	(339)	277	—	(102)	(22)	861
Credit institutions	—	60	—	—	—	—	—	60
Customers	—	4	—	—	—	—	—	4
Trading derivatives	934	49	(339)	277	—	(102)	(22)	797
Swaps	479	14	(122)	(1)	—	(2)	—	368
Interest rate options	79	—	(2)	24	—	2	27	130
Index and securities options	294	1	(16)	(79)	—	69	(68)	201
Exchange rate options	—	1	(1)	(2)	—	14	28	40
Securities and interest rate futures	—	32	(127)	318	—	(184)	4	43
Others	82	1	(71)	17	—	(1)	(13)	15
Hedging derivatives (Liabilities)	12	—	—	(1)	—	—	—	11
Swaps	12	—	—	(1)	—	—	—	11
Interest rate options
Financial liabilities designated at fair value through profit or loss	160	4	(4)	—	—	(50)	—	110
Liabilities under insurance contracts	246	—	—	13	—	—	9	268
TOTAL LIABILITIES	1,352	117	(343)	289	—	(152)	(13)	1,250

January - March 2026	53

17.   Explanation added for translation to English
These interim condensed consolidated financial statements, translation of the interim condensed consolidated financial statements originally issued in Spanish, are presented on the basis of the regulatory financial reporting framework applicable to Grupo Santander in Spain (see Note 1.b).

54	January - March 2026

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 29 April 2026	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer